

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Ronald Davis
President
OICco Acquisition III, Inc.
4412 8th St. SW
Vero Beach, FL 32968

> **Re:** **OICco Acquisition III, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 25, 2010**
> **File No. 333-168185**

Dear Mr. Davis:

Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that you have not provided audited financial statements as required by Rule 8-02 of Regulation S-X. When revising your filing, please also ensure that you have provided updated financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X that cover the interim period subsequent to your audited financial statements. These requirements also apply to the disclosure in your Summary Financial Information, Management's Discussion and Analysis, and elsewhere in the registration statement. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (702) 382-1759
Harold Gewerter, Esq.